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ERIC S. SIEGEL
eric.siegel@dechert.com +1 215 994 2757 Direct +1 215 655 2757 Fax

July 11, 2006

VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, NE
Washington, DC 20549-7010

Attn:    Ms. Mellissa Campbell Duru

Re:	Edgen Corporation Registration Statement on Form S-4 filed on April 14, 2006 (Registration No. 333-133311)

Dear Ms. Duru:

On behalf of Edgen Corporation, enclosed are three courtesy copies of Amendment No. 2 to the above-referenced Registration Statement, which has been filed today via EDGAR. These copies are marked to show changes from Amendment No. 1 to the Registration Statement filed on June 23, 2006. Additionally, separately enclosed is a set of the changed pages only. If you have any questions, please call Bonnie Barsamian at (212) 698-3520, Adam M. Fox at (212) 649-8732 or Eric Siegel at (215) 994-2757.

Sincerely,

/s/ Eric S. Siegel

Eric S. Siegel

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